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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number
                                                                 000-21627

                                                                 CUSIP
                                                                 n/a

(Check one)

__Form 10-K and Form 10KSB __Form 20-F __Form 11-K


X Form 10-Q and Form 10QSB __Form N-SAR
--
                  For Period Ended September 30, 1996
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               __ Transition Report on Form 10-K
               __ Transition Report on Form 20-F
               __ Transition Report on Form 11-K
               __ Transition Report on Form 10-Q
               __ Transition Report on Form N-SAR For the Transition Period
                  Ended:_______________________

            Read Instructions (on back page) Before Preparing Form,
                             Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I--REGISTRANT INFORMATION

Full Name of Registrant: SAFE ALTERNATIVES CORPORATION OF AMERICA, INC.
                         ----------------------------------------------

Address of Principal Executive Office (Street and Number):

              27 Governor Street, Ridgefield, Connecticut   06877
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed.
(Check box if appropriate):        [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

         (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q/Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

         Due to the failure of the Company and the auditors to reconcile the necessary information to assemble the filing.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard J. Fricke                   203          438-8144
         --------------------             -----------  ------------------------
           (Name)                         (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). X Yes No
                                                     -     -

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No
                                    -    -


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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                Safe Alternatives Corporation of America, Inc.
              -----------------------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  November 15, 1996
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                             SAFE ALTERNATIVES CORPORATION
                                OF AMERICA, INC.

                             By: /s/ Robert Thompson
                                 -------------------------------------------
                             Robert Thompson
                             Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

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4.       Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

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